EXHIBIT 19

                              GIDDINGS & LEWIS

          NEWS RELEASE
              FOR IMMEDIATE RELEASE
              ---------------------

          FOR INFORMATION:
          Douglas E. Barnett                   Patricia B. Meinecke
          Vice President and                   Director of Communications
            Corporate Controller               (414) 929-4212
          (414) 929-4374


                      GIDDINGS & LEWIS SETS SEPTEMBER 11
                  AS DATE FOR SPECIAL SHAREHOLDERS MEETING

          FOND DU LAC, WI, JUNE 10, 1997 -- GIDDINGS & LEWIS, INC. (NASDAQ: GIDL) announced today that its Board of Directors has set September 11, 1997 at 11:00 a.m. (CDT) as the date and time for a special meeting of its shareholders. The record date for determining shareholders entitled to vote at such meeting is the close of business on July 3, 1997.

                  This action follows the receipt by the Company of written demands from holders of over 10% of the Company's outstanding common stock requesting that a special meeting of shareholders be called. Under the Company's by-laws and the Wisconsin Business Corporation Law, a special meeting of shareholders must be called upon the demand, in accordance with the by-laws, of holders of record of shares of the Company representing at least 10% of all votes entitled to be cast at the meeting.

                  Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

                  To receive Giddings & Lewis's latest news at no charge via fax, simply call Company News On Call, 1-800-758-5804, ext. 119821. Internet address:
          http://www.giddings.com

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